Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                March 31, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8965
                  FTP Sabrient Baker's Dozen Portfolio Series
                                 (the "Trust")
                      CIK No. 1820090 File No. 333-248892
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE INCLUDE DISCLOSURE THAT BRIEFLY DESCRIBES THE UIT'S INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response:  Please  refer  to  the  bullet  points under the section of the
Prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
_________

      2. PLEASE REVISE THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVE" TO MAKE CLEAR THE RELATIONSHIP BETWEEN SABRIENT SYSTEMS, LLC AND THE TRUST (I.E., IF TRUE, IT IS FIRST TRUST, IN CONSULTATION WITH SABRIENT, WHO IS ULTIMATELY RESPONSIBLE FOR SELECTING THE 13 STOCKS IN THE TRUST'S PORTFOLIO).

      Response: In accordance with the Staff's comment, the following disclosure will be added to the end of the second paragraph under the section entitled "Objective":

      "The list of 13 stocks is provided by Sabrient to the Sponsor. The Sponsor then performs a series of quality and liquidity screens to ensure suitability for inclusion in the Trust."

      3.    THE PROSPECTUS CONTAINS THE FOLLOWING DISCLOSURE:

      "DIVERSIFY BY SECTOR AND INDUSTRY: LASTLY, DIVERSIFY BY SECTOR AND INDUSTRY, ALLOWING NO MORE THAN APPROXIMATELY 30% OF THE PORTFOLIO IN ANY ONE SECTOR AND NO MORE THAN APPROXIMATELY __% OF THE PORTFOLIO IN ANY ONE INDUSTRY, WHILE ALSO GUARDING AGAINST EXTREME SECTOR TILTS AWAY FROM THE BENCHMARK'S ALLOCATIONS TO REDUCE RELATIVE VOLATILITY."

PLEASE CONFIRM THE BLANK PERCENTAGE IS NOT MORE THAN 25%. OTHERWISE IT COULD APPEAR THE TRUST IS RESERVING DISCRETION IN CHOOSING TO CONCENTRATE. ALSO, THE DISCLOSURE SHOULD BE REVISED TO STATE SOMETHING TO THE EFFECT OF " ... ALLOWING NO MORE THAN APPROXIMATELY 30% OF THE PORTFOLIO TO BE CONCENTRATED IN ANY ONE
SECTOR  ....  "  THIS WOULD BE CONSISTENT WITH THE USE OF THE TERM SECTOR IN THE
"DIGITAL GAMING" PORTFOLIO (FT 8976).

      Response: The Trust confirms the blank will be less than 25%. In accordance with the Staff's comment, the disclosure will be revised as follows:

       "Diversify by Sector and Industry: Lastly, diversify by sector and industry, allowing no more than approximately 30% of the portfolio to be invested in any one sector and no more than approximately __% of the portfolio to be invested in any one industry, while also guarding against extreme sector tilts away from the benchmark's allocations to reduce relative volatility."

To the extent that there is exposure over 25% to a single sector, the Trust will add appropriate disclosure regarding concentration to the prospectus.

Risk Factors
____________

      4. PLEASE CONSIDER WHETHER SPECIFIC STRATEGY/MANAGEMENT OR MODEL RISK SHOULD BE INCLUDED CONSIDERING SABRIENT'S INVESTMENT APPROACH.

      Response: The Trust believes the current risk disclosure as stated in the prospectus is appropriate for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _______________________
                                           Daniel J. Fallon